January 31, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: David Humphrey

Re:	UFood Restaurant Group, Inc. (the “Company”) Form 10-K for the Year Ended December 27, 2009 File No. 333-136167

Dear Mr. Humphrey:

This correspondence is in response to your letter dated January 6, 2011 regarding the Form 10-K for the year ended December 27, 2009. The responses set forth below correspond to the numbered paragraphs of your comment letter.

In specific response to comment 1, the Company concurs with the SEC’s comment that our continued conclusion that we are unable to test internal controls over financial reporting is not appropriate. The circumstances that prevent the Company from testing internal controls over financial reporting were that the Company has incurred recurring losses from operations and negative cash flows from operations resulting in the inability to maintain a sufficient complement of personnel commensurate with our financial reporting requirements and business environment. The Company’s operations have been funded through a combination of private equity and debt financing and the Company is currently in the process of raising additional equity capital. We are concerned that we did not maintain sufficient policies and procedures to effectively determine the adequacy of our internal control over financial reporting and to monitoring the ongoing effectiveness thereof. Existing policies and procedures will be reviewed and modified as part of our documentation of internal control over financial reporting.  Management believes these new controls, policies and procedures, training of key personnel, and testing of these key controls will be effective in remediating this material weakness.

We have contracted with a Consultant to assist us in our controls re-design, testing and remediation efforts. The following details, at a high level, our remediation project plan for addressing our material weaknesses (as identified in our revised disclosure below):

•	January 2011 – Review and update financial accounting close and reporting narrative

•	February 2011 – Complete controls and segregation of duties review / gap analysis

•	March 2011 – Finalize financial accounting close and reporting narrative

•	June 2011 – Complete the implementation of all controls and processes

•	October 2011 – Conduct walk through and testing of the control environment

•	November 2011 – Remediate any findings from walk through and testing of the control environment

•	December 2011 – Conduct walk through and testing of the control environment to determine effectiveness

In specific response to comment 2, the Company acknowledges that our previous correspondence was unintentionally confusing. The Company has concluded that the lack of testing of our internal controls over financial reporting constitutes an integral part of the assessment of the effectiveness of the disclosures controls and procedures; therefore the Company cannot, notwithstanding our prior disclosures, conclude that the disclosure controls and procedures were effective due to the lack of testing.

To that end, management has re-evaluated the disclosures in Item 9A. Controls and Procedures of our Form 10-K for the year ended December 27, 2009 and has determined that they should be revised to indicate that our internal control over financial reporting was not effective as follows:

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries is made known to the officers who certify our financial reports and to other members of management and the Board of Directors. Based on their evaluations as of December 27, 2009, our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective, due to our material weakness in internal control over financial reporting described below, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our Company.  Internal control over financial reporting is defined as a process designed by, or under the supervision of, a Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

–	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
–	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made in accordance with authorizations of management and directors of the Company; and
–	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 27, 2009.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — An Integrated Framework (September 1992).  Because of the material weakness existed and continues to exist due to our inability to perform sufficient testing of internal controls over financial reporting, management concluded that, as of December 27, 2009, our internal controls over financial reporting were not effective.

Remediation Plans

Management, in coordination with the input, oversight and support of our Audit Committee, has contracted with a Consultant to assist us in our controls re-design and testing and remediation efforts. As a result of the testing of Internal Controls over Financial Reporting, the Company may determine additional material weaknesses. While we expect these remedial actions to be implemented as soon as possible, these actions will not be in place to help us certify that any material weaknesses have been fully remediated as of the end of calendar year 2010. We will continue to develop our remediation plans and implement additional measures into calendar year 2011. Management will actively address operational and internal control remediation efforts. Management will report quarterly to our Audit Committee on the status of the remediation efforts.

If the remedial measures described above are insufficient to address any of the identified material weaknesses or are not implemented effectively, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future. We are currently working to improve and simplify our internal processes and implement enhanced controls, as discussed above, to address the material weaknesses in our internal control over financial reporting and to remedy the ineffectiveness of our disclosure controls and procedures.

Please do not hesitate to contact me if you need any additional information.

Sincerely,

/s/ Irma Norton

Irma Norton
Chief Financial Officer